Sit Small Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations at the time of purchase of up to $3.0 billion or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous twelve months.

Investing in domestic growth-oriented small companies it believes exhibit the potential for superior growth.

Several factors are considered in the evaluation of a company, including:

- unique product of service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SSMGX
CUSIP: 82980D-30-1

Fund Details

Investment Style: Small Cap Growth

Inception Date: 7/1/94

Minimum Investment: $5,000

Expense Ratio: 1.50%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

As of 9/30/08

Total Net Assets: $78.3 Million

	Sit Small Cap Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Small Cap Growth[(1)]	**-14.93**	**-25.74**	**0.59**	**6.96**	**8.80**	**10.78**
Russell 2000® Growth Index	-6.99	-17.07	1.45	6.64	4.67	6.05

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Health Technology	19.5%
Electronic Technology	10.9
Producer Manufacturing	9.3
Finance	9.2
Technology Services	9.2
Industrial Services	7.2
Energy Minerals	6.9
Health Services	6.4
Sectors Less Than 5%	17.2
Cash and Other Net Assets	4.2

Portfolio Ten Largest Holdings
NuVasive, Inc.
ANSYS, Inc.
Arena Resources, Inc.
TCF Financial Corp.
SBA Communications Corp.
CommScope, Inc.
Microsemi Corp.
Affiliated Managers Group
Lufkin Industries, Inc.
Core Laboratories

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.